INTERMEDIARY AGREEMENT: REGULATION CROWDFUNDING

THIS INTERMEDIARY AGREEMENT (the "Agreement") is made as of July 25<u>th</u>, 2025, by and between PW Capital, Inc., a Delaware corporation ("***Portal***"), and OZ Saferooms Technology, Inc. (the "***Company***").

R E C I T A L S

WHEREAS, the Company has decided to sell to investors equity (the "***Securities***") in the amount of up to $1,235,000 (the "***Offering***") pursuant to the exemption from registration under Section 4(a)(6) of the Securities Act of 1933;

WHEREAS, the Company has decided to set a minimum funding goal of $20,000 (the "***Target Amount***")

WHEREAS, Portal is registered with the Securities and Exchange Commission ("***SEC***") as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended and is a member of the Financial Industry Regulatory Authority ("***FINRA***");

WHEREAS, Portal owns and operates a facility for electronic offerings of securities to eligible investors (the "***Site***") pursuant to SEC Regulation Crowdfunding ("***Regulation Crowdfunding***"); and

WHEREAS, the Company wishes to engage Portal to list the Offering on the Site and to provide Intermediary services for the Offering pursuant to Subpart C of Regulation Crowdfunding.

NOW, THEREFORE, the undersigned hereby agree as follows:

1. Appointment. The Company retains Portal, and Portal agrees to act as the Intermediary for the Offering. The Company will furnish to Portal the information required to complete the SEC Form C including designating the signatories to such form. The Company authorizes and instructs Portal or its agents to file the Form C, amendments thereto, and one or more Form C-Us (as necessary) relating to Company's offering (collectively, the "***Offering Materials***") upon sign-off from a single Company officer to be notified to Portal. The Company authorizes Portal, its affiliates, agents, and contractors, to review and perform due diligence in order to meet the obligations of Portal under Regulation Crowdfunding. The Company acknowledges and agrees that Portal or its agents will use the information provided by Company and other sources to perform or obtain reviews of the Company and the Securities as well as required reviews of the background of Company, its affiliates and predecessors and its officers, directors and 20 percent shareholders ("***Bad Actor Checks***") in compliance with Regulation Crowdfunding. Company agrees that Portal and its personnel or agents including legal counsel, will have opportunity to review the information in the Form C prior to filing it with the SEC. Once the Form C is filed with the SEC, Portal will make the Site available to the Company to commence the Offering, will make information regarding the Offering available for a minimum of 21 days on the Site, and post communications concerning the Offering in a manner viewable by the public on the Site. The Company acknowledges and agrees that whether Portal permits any offering of securities to be posted on the Site is solely in Portal's discretion; and that the posting of any content on its Site shall be at Portal's sole and absolute discretion. The Company acknowledges and agrees that it has been advised that: (i) the rights and obligations of the Company and Portal pursuant to this Agreement are contingent upon continued membership with FINRA of Portal, (ii) Portal is not a registered investment adviser, escrow or transfer agent under applicable federal and state securities laws, (iii) Portal will not perform any activities other than those permissible pursuant to its registration as a broker-dealer with the SEC and membership with FINRA, but will refer Company to an appropriately registered provider of other services should that become necessary, and (iv) that the Offering can only be conducted as prescribed in Regulation Crowdfunding. The Company acknowledges and agrees that it has been advised that it is required to have established a means to keep accurate records of holders of its securities, as specified in Regulation Crowdfunding Rule 301(b).

2.   Information.

(a)   Company recognizes that Portal will be using and relying upon information (including public and nonpublic information) about the Company and its business, financial condition and plans for the Offering (the "***Company Information***") including in performing due diligence. Any Company Information provided to Investors or made available on the Site must be in a form and substance acceptable to Portal, and its counsel. Company represents and warrants that the Offering Materials and Company Information do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Portal shall be entitled to rely upon any representations, warranties or covenants made by the Company, notwithstanding any independent investigation made by Portal. The Company shall promptly, and in any event within two (2) business days, notify Portal in writing of any fact, event, or circumstance that would render any Company Information or Offering Materials untrue, inaccurate, incomplete, or misleading at any time during the term of this Agreement. If any modifications to the Offering Materials or the Company Information are required after being furnished to Portal in order not to contain such untrue statement of a material fact or omission, the Company shall notify Portal immediately in the manner prescribed in Section 13 of this Agreement and provide revised or supplemental information as necessary. The Company acknowledges that in the case of such modification, investor commitments, if any, may need to be re-obtained and any offering period may need to be extended. Company will cooperate with Portal in all actions that Portal believes must be taken. Company recognizes and agrees that if it cannot or will not provide Portal information it deems material at any stage of the Offering, Portal will withdraw from this engagement and terminate the Offering on the Site as it deems appropriate, in its sole and absolute discretion. Failure to comply with these obligations shall constitute a material breach of this Agreement.

(b)   Each party (the 'Receiving Party') agrees that, for a period of three (3) years following the termination or expiration of this Agreement, it will keep all Confidential Information (including proprietary information) obtained from the other party (the 'Disclosing Party') strictly confidential and will not disclose such information to any third party except: (i) if such information was provided to be included in the Offering Materials and made available on the Site; (ii) if such information is in the public domain as of the date hereof or hereafter enters the public domain without a breach by the Receiving Party, or was known or becomes known by the Receiving Party prior to disclosure by the Disclosing Party, or becomes known to the Receiving Party from a source other than the Disclosing Party; (iii) the Receiving Party may disclose confidential information to its officers, directors, employees, agents and representatives including independent contractors, and to the Disclosing Party's other advisors and service providers, and will ensure that all such persons will keep such information strictly confidential. No obligation of confidentiality shall apply to information that: (x) is disclosed by the Disclosing Party to a third party without restrictions on its disclosure, (y) is independently developed by the Receiving Party, as evidenced by written records, or (z) is required to be disclosed by the Receiving Party, its officers, directors, employees, agents, attorneys and independent contractors pursuant to any order of a court of competent jurisdiction or a subpoena or investigative inquiry request made by any other governmental body or agency, such as FINRA, the SEC or any state securities regulator, or as may otherwise be required by law; provided that prior to any such disclosure, to the extent legally permissible, the Receiving Party will notify the Disclosing Party of such required disclosure to provide the Disclosing Party time to seek a protective order, and the extent of such disclosure will be limited to that which is required to be disclosed. Each party expressly acknowledges and agrees that any breach or threatened breach of its confidentiality obligations under this Agreement may cause immediate and irreparable harm to the other party that may not be adequately compensated by damages. Each party therefore agrees that in the event of such breach or threatened breach, and in addition to any remedies available at law, the non-breaching party shall have the right to seek equitable and injunctive relief in connection with such a breach or threatened breach.

3. Service. Portal agrees to: (i) post the Offering Materials on the Site in connection with the Offering once the Company's Form C has been filed with the SEC; (ii) provide the electronic platform for offer and sale of the Securities, including for the Offering Materials to be viewed by the public; communications by and among the Company and its representatives and investors (actual or potential); and posting of other Company materials such as videos as Portal deems appropriate; and (iii) accept, record and confirm investor commitments, open accounts for investors, provide offering updates, and confirm each investment's terms and commitments to each investor. This posting on the Site shall be subject to the Terms of Use and Privacy Policy posted on the Site, which may be amended from time to time. In addition, Portal may produce the Offering campaign page (including, but not limited to copywriting, graphic design, and similar services). At the request of Portal, Company must offer a 10% bonus on the price of securities, for a 24 hour period, to all active Portal shareholders.

Portal shall provide comprehensive support to the Company, including creation and hosting of the campaign page, facilitation of EDGAR, and SEC filings including Form C, and due diligence reviews, to the extent such services can be provided in-house by Portal or its affiliates.

As part of support services, Portal shall be responsible for the design, development, and creation of the Company's campaign page. Portal will deliver two (2) complete draft versions of the campaign page for the Company's review. Each draft may be revised once based on the Company's feedback. Upon completion of the of revisions, Portal will incorporate all final edits and deliver the finalized campaign page.

4. Compensation. As compensation for the services provided hereunder by Portal, the Company shall pay Portal a commission equal to 5% of the total amount of investor commitments to the Offering. This commission shall be calculated based on funds held in escrow at the time the escrow is broken and shall be disbursed directly from the escrow account to Portal prior to any distribution of proceeds to the Company. The appendices referenced herein, including Appendix A (Other Fees) and Appendix B (Payment Terms), are hereby incorporated by reference and form an integral part of this Agreement.

The compensation covers the following: Platform listing fee, initial Form C filing, Form C-U filing, escrow services incoming ACH, wire and check fees, outgoing wire fees and costs associated with investor Anti-Money Laundering (AML) review. The fee does not include North Capital escrow fees, which is payable to North Capital, Bad Actor Checks or Form C Amendments. Please see Appendix A for a full list of fees that will be payable in addition to the commissions recited above. All fees set forth in Appendix A are subject to change in accordance with the fee change mechanism described therein.

5. <u>Term of Engagement</u>. This Agreement will remain in effect for an initial term of six (6) months beginning on the date the Offering is first made available to the public on the Site (the "Activation Date"). Upon expiration of the initial six-month term, this Agreement shall automatically renew and remain in effect until the earlier of: (i) the termination or closing of the Offering, or (ii) termination of this Agreement by either party in accordance with its terms. Portal reserves the right to terminate this Agreement at any time during the term upon prior written notice to the Company, including but not limited to instances arising from ongoing compliance obligations, regulatory concerns, due diligence findings, or other unforeseen issues that, in Portal's reasonable discretion, impact its ability to continue providing services under this Agreement. Notwithstanding the foregoing, in the event that Portal is no longer a member of FINRA, the Company shall have the right, in its sole discretion, to immediately terminate this Agreement upon written notice to Portal.

6. <u>Indemnification</u>. Company will defend, indemnify, and hold harmless Portal, and its affiliates, officers, directors, employees, agents, and contractors from and against any and all claims, losses, damages, and liabilities, joint or several, or actions including shareholder actions, in respect thereof related to or arising directly or indirectly out of the: (i) services contemplated hereunder; (ii) breaches of representations, warranties and covenants of the Company set forth in this Agreement; and (iii) any untrue statement of a material fact or omission of a material fact necessary in order to make the statements in the Offering Materials or the Company Information, in light of the circumstances in which they were made, not misleading. The Company shall assume the defense of such action, including the employment and fees of counsel reasonably satisfactory to Portal, and payment of reasonable and accountable expenses. Portal will defend, indemnify, and hold harmless Company and its affiliates, officers, directors, employees, agents, and contractors from and against any and all claims, losses, damages, and liabilities, joint or several, or actions including shareholder actions, in respect thereof related to or arising directly or indirectly out of the: (i) services contemplated hereunder; and (ii) breaches of representations, warranties and covenants of Portal set forth in this Agreement. Portal shall assume the defense of such action, including the employment and fees of counsel reasonably satisfactory to Company and payment of reasonable and accountable expenses.

7. <u>Representations, Warranties, and Covenants</u>. The Company represents, warrants, and covenants, both as of the date hereof and on a continuing basis throughout the term of this Agreement, that:

(a) it has full right, power, and authority to enter into this Agreement and to perform all of its obligations hereunder;

(b) this Agreement has been authorized and executed and constitutes a legal, valid, and binding agreement of the Company enforceable in accordance with its terms;

(c) it has not taken and agrees that it will not take any action, directly or indirectly, so as to cause the Offering to fail to qualify for the exemption from registration under Section 4(a)(6) of the

Securities Act, and will notify Portal promptly and in writing of any securities offerings by the Company or any affiliate of the Company conducted within the past 12 months and of any such offerings initiated or completed through the termination of this Agreement; and will immediately notify Portal of any change, inaccuracy, or breach in any representation, warranty, or covenant set forth in this Agreement;

(d) nothing in the Offering Materials, the Company Information, the Form C filed with the SEC, or any communications made with respect to the Offering contains any misleading statement of a material fact or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and the Company shall promptly update Portal in writing of any fact or event that would render any such statement untrue, inaccurate, or misleading;

(e) all representations and warranties provided to investors in the Offering are hereby extended and made applicable to Portal;

(f) the Company will provide Portal all information necessary for Portal to comply with its obligations under Regulation Crowdfunding, and shall do so promptly upon request and on an ongoing basis; (viii) until such time as this Agreement is terminated, Portal shall be the sole and exclusive intermediary for this Offering; and

(g) the Company shall prominently disclose and provide details on any "Irregular Use of Proceeds" in an amount over $10,000 on both its campaign page and in the use of proceeds section of the Form C. Irregular Use of Proceeds includes but is not limited to the following: vendor payments and/or salary paid to any executive officer or family, friend, or relative of such officer; any expense purporting to be an administration expense that is not strictly for administrative purposes; any expense for travel and entertainment purposes; and any expense that is for the purposes of satisfying debt or making back payments. The Company shall promptly notify Portal in writing of any actual or anticipated Irregular Use of Proceeds and shall update such disclosures as necessary to ensure accuracy and completeness throughout the Offering period.

8. <u>Press, Marketing and Communication</u>. The parties hereto agree that Portal, or Company shall have the right to reference the Offering and the role of Portal in any marketing materials and on Portal's website, and to place advertisements in financial and other newspapers and journals, in each case at Portal's, or Company's own expense and to use Portal's or Company's logo in such content. The Company acknowledges that Portal also has the right to utilize the email database of its investors for the purposes of marketing and promotion. Portal has the right to publish all campaign statistics, the campaign tombstone and keep the campaign page public for an undetermined amount of time. These marketing privileges do not expire with the termination of the agreement. All marketing efforts and communications by either party shall be made in compliance with the applicable Regulation Crowdfunding rules. Any advertising with respect to the Offering conducted by the Company must include the Portal logo. Portal shall provide appropriate placements and sizes and provide a link to the artwork options.

The Company acknowledges that it has the responsibility to respond to comments from the community of investors and potential investors in an appropriate fashion. Portal has the responsibility to remove any comments as detailed in the Terms of Use for the Site.

9. <u>Miscellaneous</u>.

(a) <u>No Third Party Beneficiary</u>. This Agreement has been and is made solely for the benefit of the Company and Portal, and their respective successors and assigns. Nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any person who is not party to such Agreement.

(b) <u>Assignment</u>. The rights and obligations of the parties under this Agreement may not be assigned without the prior written consent of the other parties hereto and any other purported assignment will be null and void.

(c) <u>Independent Contractor</u>. Portal has been retained under this Agreement as an independent contractor, and it is understood Portal shall not be considered to be the agent of the Company for any purpose whatsoever other than as described herein and in other binding written agreements. Portal is not granted any right or authority to assume or create any obligation or liability, express or implied, on the Company's behalf or to bind the Company in any manner whatsoever other than as described herein.

(d) <u>Professional Advisory Services</u>. The Company acknowledges that Portal has not provided accounting, tax or legal advice and hereby acknowledges that Company has been advised to seek its own advisors with respect to such topics.

(e) The parties expressly acknowledge and agree that all activities, obligations, disclosures, representations, and services performed under this Agreement shall be conducted in full compliance with all applicable requirements of Regulation Crowdfunding (17 C.F.R. § 227), the Securities Act of 1933, the Securities Exchange Act of 1934, the rules and regulations of the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority (FINRA), including but not limited to exclusivity, due diligence, and investor communication protocols. In the event of any conflict between the terms of this Agreement and such laws or regulations, the requirements of Regulation Crowdfunding, SEC, and FINRA shall control.

10. <u>Choice of Law.</u> This Agreement shall be construed and interpreted in accordance with the laws of the State of Arkansas, without giving effect to its laws, rules and judicial decisions regarding conflict of laws or choice of law.

11. <u>Resolution of Disputes; Arbitration.</u> Any claim, controversy or dispute that may arise between the parties concerning the construction, performance or breach of this Agreement or any agreement, consent or instrument required to be delivered pursuant to the terms of this Agreement, shall be resolved by binding arbitration held in Bentonville, Arkansas before a FINRA arbitration panel in accordance with FINRA's then applicable rules. Judgment upon the award rendered may be entered into in any court, state or federal, having jurisdiction. Service of process by registered or certified mail return receipt requested at each party's respective place of business shall be good and sufficient service of process.

12. <u>Exclusivity</u>. The Offering will be exclusively offered and/or sold to eligible investors through Portal's website at <u>funding.planetwealth.com</u> (the "***Site***") and not through any other intermediary. In the event the Company breaches this exclusivity provision by offering or selling the Offering, or any portion thereof, through any other intermediary or platform during the term of this Agreement, Portal shall have the right, in addition to any other remedies available at law or in equity, to immediately terminate this Agreement upon written notice to the Company, and the

Company shall be liable to Portal for any fees, commissions, or damages that Portal would have earned had the exclusivity been honored.

13. <u>Notices</u>. Any notices required by this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, or faxed or emailed to the other parties hereto at such addresses as such other parties may designate from time to time for the receipt of such notices. Until further notice, the address of each party to this Agreement for this purpose shall be the following:

If to Portal:

Portal
1011 Southwest A Street, Suite 209
Bentonville, AR U.S.A. 72712
Email: funding@planetwealth.com

If to Company:

Company Name: OZ Saferooms Technology, Inc.

Company Address: 3216 South East 30th Street Del City, OK 73115

Tel: (405) 672-8400

Email: jcaruso@ozsaferooms.com

Attention: James Caruso

14. <u>Disclaimer</u>. The Company acknowledges and agrees that its use of the Site is solely and entirely at its own risk. To the fullest extent permissible by law, neither Portal, nor any other party involved in creating, producing, or delivering the Site shall be liable for any direct incidental, consequential, indirect or punitive damages arising out of access to, or use of, the Site. In addition, the Company acknowledges that it will be solely responsible and accountable for all of the Offering Materials posted on the Site. It is expressly understood that none of the services provided by Portal as set forth in this Agreement, shall be deemed to be legal advice, tax or accounting advice or services by Portal of a nature that would require Portal to register as an investment adviser. The Company has been advised to and agrees that it shall consult its own legal counsel to independently determine whether use of the Site and the Offering Materials posted on the Site and used in the Offering comply with applicable laws, rules and regulations.

15. <u>Entire Agreement Counterparts; Amendments</u>. This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged. This Agreement may be executed in counterparts and each of such counterparts will for all purposes be deemed to be an original, and such counterparts will together constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date hereof.

Portal

By: DocuSigned by: Lance Woodson B8AF095F89A34FF...

Name: Lance Woodson

Title: CEO

Company

By: Signed by: Andrew P Zagorski 5F33E31C0F1B430...

Name: Andrew P. Zagorski

Title: CEO

APPENDIX A

Other Fees

- Setup and Due Diligence: Company shall pay Portal a non-refundable setup and due diligence fee of $20,000 included the following services:

  - Platform onboarding and listing services.

  - Review and feedback on draft Offering Materials.

  - Creation and design of the campaign page (including up to two draft versions and one round of revisions per draft.

  - Regulatory compliance review of Offering Materials.

  - Form C and Form C-U preparation and facilitation of EDGAR filings.

  - Coordination of third-party services such as escrow, payment processing.

  - Internal due diligence review and background checks coordination (excluding Bad Actor Check fees).

  - Access to Portal's offering tools and communication interface for investor engagement.

- Conditional Refund: If the Offering results in $1,000,000 or more in gross proceeds, Portal agrees to refund $15,000 of the setup and due diligence fee to the Company within 15 business days after the close of the Offering.

- North Capital escrow setup fee of $575.

- Credit card chargebacks - $50/chargeback. Escrow account will hold back 6% of all funds to account for the probability of chargebacks. Amount shall be held for 6 months after close of the offering.

- Bad Actor Checks - $100 per cover person/entity. BACs must be re-conducted every 90 days while the offering is open in the case of Enhanced Offerings. Offerings for Issuers whose business is substantially related to cannabis, firearms, adult entertainment, or gambling may be considered Enhanced Offerings.

- Amendments:

  - Extending the offering end date - $1,000

  - Extending the maximum raise amount - $1,000

  - Any material change to the offering - $1,000

- Due Diligence submissions after three rounds - $1,000

- Campaign page updates - $100/per update

- SEC compliance notification - $29 per month*

- Investor records / database management - $5 per investor per year*

  *First year paid in advance out of escrow

The Company shall be solely responsible for all third-party fees, including but not limited to legal, escrow, and transfer agent services not provided directly by Portal.

All fees are subject to change within 48 hours of written notice to the Company, provided such notice is delivered in accordance with the notice provisions of this Agreement. No fee changes shall apply to any Offering that has already commenced. The parties agree that this 48-hour notice period is commercially reasonable and enforceable.

Fees are paid in Cash from the escrow account upon each closing. Portal will provide disbursement instructions to the escrow agent.

APPENDIX B

Payment Terms

1. **Prepayment of Fees**

All fees, excluding per-transaction fees, must be paid in full prior to the activation of the deal. The Company acknowledges and agrees that any fees outlined in Appendix A, including but not limited to platform listing fees, due diligence fees, campaign creation fees, legal and compliance review fees, and any other non-transactional costs expressly listed in Appendix A, shall be remitted to Portal before any offering is made available on the Site. Such payments shall be made by wire transfer, ACH, or other method as specified in writing by Portal.

2. **Per-Transaction Fees**

Per-transaction fees, including commissions on investor contributions and payment processing fees, will be deducted at the time of fund disbursement from the escrow account and do not require prepayment.

3. **Billing and Payment for Additional Fees**

a. Any additional fees incurred by Portal, including but not limited to those arising from (i) Company-requested customizations or out-of-scope services, (ii) expedited delivery timelines, or (iii) third-party vendor requirements necessary to fulfill regulatory or operational obligations, shall be invoiced to the Company along with a detailed breakdown of such costs. No additional fees outside of Appendix A shall be incurred or charged without prior written notice to the Company.

b. The Company agrees to remit payment within **five (5) business days** of receiving the invoice.

Payment shall be made by wire transfer, ACH, or other method as specified in writing by Portal.

c. Failure to pay these fees may result in the suspension or termination of the Offering at Portal's sole discretion.

4. **Non-Refundability of Fees**

The Company acknowledges that payment of these fees is non-refundable, except where expressly stated otherwise in this Agreement or as required by applicable law.